TAHOE REPORTS ON LEGAL CLAIM IN GUATEMALA

VANCOUVER, British Columbia – May 24, 2017 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) today reported that the Company has learned that an anti-mining organization, CALAS, has filed a claim against Guatemala’s Ministry of Energy and Mines (“MEM”) alleging that MEM violated the Xinca indigenous people’s right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael.

The last official census shows the San Rafael community to be overwhelmingly non-indigenous. Based on the lack of indigenous communities in or around the mine, and the fact that both MEM and Minera San Rafael participated in and documented hundreds of public and private meetings and open consultations in and around the mine area dating back to 2010, the Company believes that the claim by CALAS is without merit. Minera San Rafael consulted with a number of indigenous people during its many meetings.

Ron Clayton, President and CEO of Tahoe Resources Inc., commented: “This is an attempt by an anti-mining NGO to oppose mining and other development in Guatemala despite the many benefits that these projects bring to local communities. Given the extensive consultation and socialization process followed by both MEM and Minera San Rafael leading to issuance of the Escobal license, we are confident that the current claim is without merit. We responsibly conduct our business in alignment with international standards and consistently demonstrate an on-going commitment to Guatemalans through employment, skills training, tax and royalty payments and sustainability programs. As a result, we continue to enjoy significant community and government support within the country. This is best demonstrated by the success of our Escobal operation since we reached commercial production in January 2014.”

Under Guatemalan law, MEM has 48 hours from the date of notice (May 23, 2017) to issue a response to the Supreme Court, after which the Supreme Court is expected to issue an initial ruling in the next four weeks.

The claim has had no impact on existing operations at the mine which continues to meet or exceed the Company’s 2017 guidance.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). In particular, this news release includes forward-looking statements related to the timing of MEM’s response, the timing of the Supreme Court’s ruling, as well as the Company’s expectation that the CALAS claim has no merit and that the Company’s position will prevail.

Forward-looking statements are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things: the price of silver, gold and other metals; plant equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Canada, Guatemala and/or Peru; results of exploration activities and development of mineral properties; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; social unrest and political or economic instability in Guatemala and/or Peru; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; the uncertainties of resource and reserve estimations; receipt and security of mineral property titles; receipt of licenses to conduct mining activities; the timing and possible outcome of pending litigation; cost overruns or unanticipated costs and expenses; the availability of funds; fluctuations in metal prices; currency fluctuations; and general market and industry conditions. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Tahoe does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors.”

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298